UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 11-K/A

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 001-06702

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

NEXEN 401(K) SAVINGS AND PENSION PLAN
5601 Granite Parkway Suite 1400
Plano, Texas 75024-6654

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEXEN INC.
801 – 7th Avenue SW
Calgary, Alberta, Canada  T2P 3P7

Explanatory  Note

The Annual Report on Form 11−K of the Nexen 401(K) Savings and Pension Plan for the fiscal year ended December 31, 2011, filed on June 20, 2012 (the "Initial Report" ), is amended by the filing of this Form 11−K/A Amendment No. 1 to the Initial Report for the sole purpose of  replacing the Independent Auditor's Report with the Report of Independent Registered Public Accounting Firm. For the convenience of the reader, this Form 11−K/A sets forth the Initial Report in its entirety.

Except as described above, no other amendments have been made to the Initial Report. This Form 11−K/A does not reflect events occurring after the filing of the Initial Report and does not modify or update the disclosures therein, except as specifically identified above.

NEXEN 401(K) SAVINGS AND PENSION PLAN

FINANCIAL REPORT AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2011

C O N T E N T S

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Nexen 401(k) Savings and Pension Plan
Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Nexen 401(k) Savings and Pension Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen 401(k) Savings and Pension Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
June 13, 2012

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL	WEAVER AND TIDWELL LLP CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS WWW.WEAVERLLP.COM	DALLAS 12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251 P: (972) 490 1970 F: (972) 702 8321

NEXEN 401(K) SAVINGS AND PENSION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS
Cash	$31,020	$70,417
Investments, at fair value	83,799,061	84,234,661
Investment trades receivable	880	266
Notes receivable from participants	831,569	990,923

TOTAL ASSETS	84,662,530	85,296,267

LIABILITIES

Due to broker	31,016	69,545
Other payables	-	127

TOTAL LIABILITIES	31,016	69,672

NET ASSETS AVAILABLE FOR BENEFITS	$84,631,514	$85,226,595

The Notes to Financial Statements are
   an integral part of these statements.

NEXEN 401(K) SAVINGS AND PENSION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS
Investment income (loss):
Net appreciation (depreciation)
in fair value of investments	$(7,188,597)	$5,950,688
Interest	58,711	58,840
Dividends	1,393,347	1,156,413

	(5,736,539)	7,165,941

Contributions:
Participants	3,637,189	3,547,198
Employer	6,111,049	5,652,362
Investment Concessions	1,844	54,587
Rollover	305,356	36,600

	10,055,438	9,290,747

Transfer into plan	-	293,443

NET ADDITIONS	4,318,899	16,750,131

DEDUCTIONS
Benefits paid to participants	4,908,606	6,938,422
Administrative expenses	5,374	5,337

TOTAL DEDUCTIONS	4,913,980	6,943,759

NET INCREASE (DECREASE) IN
NET ASSETS AVAILABLE	(595,081)	9,806,372

NET ASSETS AVAILABLE FOR BENEFITS,
beginning of year	85,226,595	75,420,223

NET ASSETS AVAILABLE FOR BENEFITS,
end of year	$84,631,514	$85,226,595

The Notes to Financial Statements are
   an integral part of these statements.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.   DESCRIPTION OF THE PLAN

The following description of the Nexen 401(k) Savings and Pension Plan (the Plan) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan Document.

General

The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective January 1, 2010, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the Company) and wholly owned subsidiaries of the Company who adopt the Plan (the Participating Employers), a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code.

On June 1, 2010, the Company’s board approved the adoption of the Plan by Nexen Energy Marketing U.S.A. Inc. On December 29, 2010, the Board of Nexen Marketing U.S.A. Inc. resolved to cease participation in the Plan as the result of a divestiture of Nexen Marketing U.S.A. Inc., leaving Nexen Energy Marketing U.S.A. Inc. the sole Participating Employer.

Charles Schwab Bank (the Trustee) is the Plan trustee; the recordkeeping function is performed by Schwab Retirement Services Company.

On December 31, 2009, the Company merged the Nexen Pension Plan into the Nexen Savings Plan, and effective January 1, 2010, the merged plan was renamed the Nexen 401(k) Savings and Pension Plan. All investments from the Nexen Pension Plan were reregistered to the Plan, and a transfer into the Plan in the amount of $293,443 and $22,313,374 was recognized and reflected on the statement of changes in net assets available for benefits for the years ended December 31, 2010 and 2009, respectively.

Eligibility

All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or following the date the employee attains age 18.

Contributions

Participant contributions are made on a voluntary basis and directly withheld from the participant’s eligible compensation, as defined in the Plan Document.  The Plan offers participants the option of making Salary Deferral Contributions and/or Roth 401(k) Contributions.  Contributions may be made with pretax dollars, after-tax dollars, or a combination of pretax and after-tax dollars.  Participants are immediately vested in their employee contribution account and actual earnings thereon.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.   DESCRIPTION OF THE PLAN – CONTINUED

Contributions – Continued

The Company and Participating Employers will match 100% of participant contributions up to 6% of the participant’s eligible compensation.  Participants are immediately 100% vested in their employer matching account.

The Company and Participating Employers will make a pension contribution to the Plan.  The contribution is 6% of a participant’s eligible compensation up to the social security wage base and 11.5% thereafter until the IRS compensation limit is reached.

Vesting

Vesting in the Plan is based on the following schedule:

	Vested Percentage

Years of Credited	401(k) Matching	Employer Pension
Service	Account	Account

Less than 2	100%	0%
2 or more	100%	100%

Forfeitures

Forfeitures related to non-vested interests in terminated employees pension accounts are used to: (a) restore any prior forfeited amounts in an employee’s account who was previously terminated, rehired, and meets the requirements to receive his or her original non-vested portion which had been forfeited; (b) used to pay any reasonable and necessary expenses incurred in connection with the administration of the Plan as the Plan’s Administrative Committee directs; or (c) applied to reduce the amount of matching contributions and employee pension contributions the employer would otherwise make under the terms of the Plan.  As of December 31, 2011 and 2010, unallocated forfeitures totaled $5,215 and $4,951, respectively.

Investments

All Company and Participating Employers’ contributions are invested in accordance with the investment choices selected by each respective participant.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.   DESCRIPTION OF THE PLAN – CONTINUED

Payments of Benefits

Distribution of a participant’s entire account becomes due in three ways: (1) upon termination of employment; (2) death; or (3) disability, as defined in the Plan Document.  At the option of the participant or beneficiary, such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document.

Withdrawals from the Plan by active participants are permitted for specific instances of financial hardship and age 59½ withdrawals, which can be made once every six months.  A participant may also withdraw a portion or all of his or her after-tax and rollover account once every six months, subject to a $250 minimum.

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year, are accrued in the current year.  Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

Investments are stated at fair value based on quoted market prices at the Plan’s year end.  Purchases and sales of investments are recorded on a trade date basis.  Participants may direct their contributions and any related earnings into many distinct investment options, including the Nexen Inc. Stock Fund.  Interest is allocated to participant accounts on a pro-rata basis depending on the participants’ account balance.  Dividends are allocated based on the number of shares in a participant’s account.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Nature of Investment Contracts

The Plan’s Charles Schwab Stable Value Class S Fund (the Fund) invests primarily in wrap contracts (also known as synthetic GICs).  In a wrap contract, the underlying investments are owned by the Fund and held in trust for plan participants.  The Fund purchases wrap contracts from high-quality insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates.  Each wrap contract obligates the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).  Under the terms of the wrap contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments, through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).  The wrap contract provides that the adjustments to the interest crediting will not result in a future interest crediting rate that is less than zero.  This ensures that participants’ principal and accrued interest will be protected.

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap issuer becomes obligated to pay that difference to the Fund in the event that shareholder redemptions result in a total liquidation.  In the event that there are partial shareholder redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrap issuer is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate at least zero percent.  The circumstance under which payments are made and the timing of payments between the Fund and the wrap issuer may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a clone wrap contract.

While it is possible that some of the plans participating in the Fund may experience plan terminations or other events that would trigger fair value payouts under the Fund’s wrap agreements, based on prior experience, management of the Fund believes it is not probable that such events would be of sufficient magnitude to limit the ability of the Fund to transact at contract value with the participants in the Fund.  Given that such events are beyond the control of the Plan, however, there can be no guarantee that this will be the case.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Nature of Investment Contracts – Continued

Average yields for Charles Schwab Stable Value Fund

	Year ended
	December 31,
	2011	2010
Based on actual earnings (at fair value)	1.53%	2.26%
Based on interest rate credited to participants (at fair value)	4.59%	2.73%

The Plan follows current guidance on investment contracts held by a defined-contribution plan which requires these types of investments to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Market and Credit Risks

The Plan invests in a variety of investments.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that the changes in the values of the investments will occur in the near term and that such changes could materially affect the amount reported in the Plan’s statement of net assets available for benefits.

Administration

The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company.  Investment options for the Plan are selected by the Benefit Plan Design Committee from funds available through the Recordkeeper.

Some of the fund providers charge 12b-1 fees which are based on Plan assets invested in each fund before earnings are paid to investors. The Recordkeeper and the Trustee receive a portion of the 12b-1 fees charged to the funds.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Notes Receivable from Participants

Notes receivable from participants are participant loans stated at the unpaid principal balance plus any accrued but unpaid interest.  A participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000.  The vested account balance for loans does not include pension sources.  Loans are repayable through payroll deductions over periods ranging up to 60 months.  Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee per loan.  Loans are secured by a lien on the borrower’s vested account balance in the Plan and bear interest at rates based on prevailing market conditions.  Interest rates on outstanding loans ranged from 4.11% to 9.13% and 4.3% to 9.13% at December 31, 2011 and 2010, respectively.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA.  In the event of Plan termination, each participant’s account shall become fully vested and participants will be entitled to distributions of their entire accounts.

New Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans” (ASU 2010-25), which requires disclosure and measurement changes related to participant loans.  For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements.  In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted the amendments in ASU 2010-25 effective January 1, 2010, and has retrospectively applied throughout the Plan’s financial statements.

NOTE 3.   INVESTMENT PROGRAMS

As of December 31, 2011, the investment alternatives include the following:

Nexen Inc. Stock Fund – provides ownership interest in Nexen Inc. common stock. Quarterly blackout periods apply to this fund and during such blackout periods, participants are unable to purchase or sell shares of Nexen Inc. common stock.

Charles Schwab Stable Value Select – is a collective investment trust fund that allows participants to invest in stable value assets. The fund seeks to provide investors with a stable rate of return while preserving principal and maintaining liquidity.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3.   INVESTMENT PROGRAMS – CONTINUED

American Beacon Small Cp Val Inv – is a small value fund that seeks long-term capital appreciation and current income by investing over 80% of its assets in equity securities of companies within the United States.

Vanguard Total Bond Market Index Inst – is a fund that seeks to track the performance of a broad, market-weighted bond index.

Cohen and Steers Realty Shares – is a real estate fund that seeks total return through investment in real estate securities and invests at least 80% of its total assets in common stocks and other equity securities issued by real estate companies.

Royce Value Plus Invmt – is a small growth fund that seeks long-term capital appreciation by investing at least 80% of assets in equity securities of small-, mid-, and micro-cap companies.

Schwab S&P 500 Index – is a large blend fund that seeks to track the total return of the S&P 500 index and normally invests at least 80% of net assets in the stocks that are included in the S&P 500 Index.

American Funds Growth Fund of America R5 – is a large growth fund that seeks capital growth by investing primarily in common stocks.  The fund may invest a portion of assets in securities of issuers domiciled outside of the United States and Canada.

First Eagle Overseas Fund A – is a foreign stock fund that seeks long-term capital growth by investing primarily in equities of small and mid-sized foreign companies in developed and emerging markets.

American Funds EuroPacific Gr R5 – is foreign large blend fund that seeks long-term capital appreciation by investing in companies domiciled in developed countries outside the United States.

American Funds Washington Mutual R5 – is a large company value-oriented growth and income fund that invests primarily in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange.

Oppenheimer Developing Markets Fund A – is an emerging markets stock fund that seeks long-term growth by investing in stock of issues in countries with developing markets.

Third Avenue Value Instl – is a world stock fund that seeks long-term capital appreciation by investing in equity securities issued by companies that are believed to be undervalued and to have strong financial positions and responsible management.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3.   INVESTMENT PROGRAMS – CONTINUED

American Century Real Estate Inv – invests primarily in income-producing real estate or makes loans to persons involved in the real estate industry.  It seeks high total investment return through a combination of capital appreciation and current income. The fund invests at least 80% of its assets in equity securities issued by real estate investment trusts and companies engaged in the real estate industry.

Federated Capital Reserves – seeks to provide investors with current income consistent with stability of principal and liquidity.  The fund pursues its objective by investing primarily in a portfolio of short-term, high-quality, fixed-income securities issued by banks, corporations, and the U.S. government.

NOTE 4.   TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002, stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and the trust is exempt from taxation under Section 501(a) of the Code.  The trust established under the Plan to hold the Plan’s assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization.  The Plan has been amended since receiving the determination letter.  However, the Company and the Plan’s tax counsel believe that the trust continues to qualify and operate as designed.

In December 2010, the Plan filed Form 5300 with the IRS to request a new determination letter confirming that the Plan continues to qualify under the provision of Sections 401(a) and 501(a) of the IRS Code of 1986 as amended and is waiting for a response on that filing.

NOTE 5.   INVESTMENTS

Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2011 and 2010 are as follows:

	December 31,	December 31,
	2011	2010

American Funds EuroPacific Gr R5	$6,510,499	$7,407,868
American Funds Growth Fund of Amer R5	6,462,415	6,604,365
American Funds Washington Mutual R5	8,891,163	8,049,040
Schwab S&P 500 Index	6,745,525	6,266,633
Vanguard Total Bond Market Inst	10,678,984	6,971,484
Nexen Inc. Stock Fund	11,730,101	15,742,858
Schwab Stable Value Select	12,897,320	12,037,489
Oppenheimer Developing Markets Fund A	4,640,734	4,890,140

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 5.   INVESTMENTS – CONTINUED

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value by $(5,736,539) and $7,165,941, respectively, as follows:

	2011		2010
		Realized and		Realized and
	Interest and	Unrealized	Interest and	Unrealized
	Dividends	Gains (losses)	Dividends	Gains (losses)

Mutual funds	$1,260,547	$(2,439,260)	$1,042,591	$6,621,389
Stock funds	132,800	(4,749,337)	113,822	(670,701)
Notes receivable
to participants	58,711		58,840

NOTE 6.   PLAN AMENDMENTS

On January 31, 2012, Amendment No. 5 to the Nexen 401(k) Savings and Pension Plan was executed and adopted. The purpose of this amendment was to amend the definition of vesting in regards to the Employer Pension Contribution so that amounts credited to the Employer Pension Account and Former Pension Plan Account of a Participant whose Severance from Employment results in such Participant’s eligibility to receive Separation Benefits under the Nexen Petroleum U.S.A. Inc. 2011-2012 Relocation Separation Plan will be fully vested upon such Severance from Employment.

On November 17, 2011, Amendment No. 4 to the Nexen 401(k) Savings and Pension Plan was executed and adopted.  The purpose of this Amendment was to redefine who is a “Covered Employee” under the Plan.

On June 1, 2010, Amendment No. 1 to the Nexen 401(k) Savings and Pension Plan was executed and adopted.  The purpose of this Amendment was to 1) exclude vacation conversion pay that is elected by the employee in lieu of vacation from the Plan’s definition of compensation, 2) amend the definition of a “Covered Employee” to exclude a member of a collective bargaining unit with which an employer negotiates and with respect to whom no coverage under this Plan has been provided by a collective bargaining agreement, 3) grant the Benefit Plan Design Committee the authority to approve a new Participating Employer, and 4) create an Expense Account to receive excess remuneration from the Plan’s recordkeeper.  Amounts held in the Plan Expense Account shall be applied for the purpose of paying Plan expenses during the Plan year with any amounts remaining allocated to Plan participants in a manner determined by the Administrative Committee.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6.   PLAN AMENDMENTS – CONTINUED

On November 10, 2010, Amendment No. 2 to the Nexen 401(k) Savings and Pension Plan was executed adopted. The purpose of this amendment was to 1) exclude differential wage payments (as defined in Code Section 3401(h)(2)) paid to a participant by an employer from the definition of a participant’s compensation, 2) amend the definition of “Covered Employee” to exclude a nonresident alien who receives no U.S. earned income, 3) amend the definition of "Limitation Year Compensation" to include differential wage payments made by an employer to a participant for purposes of applying the IRC Section 415 limitations as required by the HEART Act and IRS Notice 2010-15, 4) provide that a participant whose death occurs while performing qualified military service be treated as having died while employed by an Employer for vesting purposes, 5) clarify that a participant’s beneficiary who is not a surviving spouse and is a “designated beneficiary” within the meaning of Treasury Regulation Section 1.401(a)(9)-4, may elect to begin receiving monthly or quarterly installment payments according to Plan provisions, and 6) stipulate that if a participant dies while performing qualified military service (as defined in Section 414(u)(5) of the Code), the survivors of the participant shall be entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan had the participant resumed and then terminated employment on account of death to the extent required by section 401(a)(37) of the Code.

On December 16, 2010, Amendment No. 3 to the Nexen 401(k) Savings and Pension Plan was executed and adopted. The purpose of the Amendment was to 1) exclude amounts paid to or with respect to a seconded employee (as defined by Section 1.1(q) of the Plan) for (a) work permit and visa application costs, (b) relocation expenses including relocation travel and moving expenses, temporary accommodation costs and interim expenses, (c) domicile costs and hotel and living allowances, (d) additional taxes arising from the seconded employee’s working and residing in a foreign country, and (e) any amount attributable to “gross pay factor” or other payments or benefits in excess of those that would have been paid by an employer to a seconded employee as if he or she were performing services as an employee that is not a seconded employee, 2) amend the definition of “Employee” to include a “Seconded Employee” which is an employee whose base salary is paid on the payroll of an Employer but who has been transferred, loaned or seconded to an Affiliated Company pursuant to a written agreement to perform services as an employee of the Affiliated Company for a period of time that will not exceed 60 months and 3) fully vest employer contributions for employees of Nexen Marketing U.S.A. Inc. whose employment was severed as a result of the divestiture of that company.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7.   FAIR VALUE MEASUREMENT

In accordance with current guidance on fair value measurements and disclosures, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk,  transfer restrictions and credit risk.

The Plan applies the following fair value hierarchy, which prioritizes the inputs used to      measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 inputs:  Quoted prices in active markets for identical assets or liabilities.

Level 2 inputs:  Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 inputs:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Collective Investment Trust (Stable Value Fund)

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Nexen Inc. Common Stock

Nexen Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

NEXEN 401(K) SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7.   FAIR VALUE MEASUREMENT – CONTINUED

Nexen Inc. Common Stock – Continued

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the fair value hierarchy levels described above:

	As of December 31, 2011

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Common stock - Nexen	$11,730,212	$-	$-	$11,730,212
Mutual funds
Bond	10,678,984	-	-	10,678,984
Domestic equity	28,752,776	-	-	28,752,776
Real estate	4,213,413	-	-	4,213,413
International/global	15,526,356	-	-	15,526,356
Collective investment trust
(Stable value fund)	-	12,897,320	-	12,897,320
Total assets	$70,901,741	$12,897,320	$-	$83,799,061

	As of December 31, 2010

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Common stock - Nexen	$15,742,858	$-	$-	$15,742,858
Mutual funds
Bond	6,971,484	-	-	6,971,484
Domestic equity	30,177,329	-	-	30,177,329
Real estate	3,783,735	-	-	3,783,735
International/global	15,521,766	-	-	15,521,766
Collective investment trust
(Stable value fund)	-	12,037,489	-	12,037,489
Total assets	$72,197,172	$12,037,489	$-	$84,234,661

For the years ended December 31, 2011 and 2010, the plan held no investments classified as level three in the fair value hierarchy.

NOTE 8.   COMMON COLLECTIVE TRUST

Investments in the common collective investment trust are recorded on Form 5500 and in the financial statements at contract value.

SUPPLEMENTAL SCHEDULE

NEXEN 401(K) SAVINGS AND PENSION PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 06-0944810 — PLAN NUMBER 001
DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)
		Description of Investment including
	Identity of Issuer, borrower	maturity date, rate of investment,		Current
	lessor, or similar party	collateral, par, or maturity value	Cost #	value

PARTICIPANT-DIRECTED INVESTMENTS:

	The Vanguard Group	Vanguard Total Bond Market
		Net Asset Value $11.00		$10,678,984

	The American Funds Group	Washington Mutual Investors Fund R5,
		Net Asset Value $28.38		8,891,163

	The American Funds Group	EuroPacific Growth Fund R5,
		Net Asset Value $35.09		6,510,499

	American Beacon	American Beacon Small Cap Value Plan,
		Net Asset Value $18.55		3,850,575

	Schwab Funds	Schwab S&P 500 Index,
		Net Asset Value $19.57		6,745,525

	First Eagle Funds	First Eagle Overseas Fund A,
		Net Asset Value $20.36		2,886,948

	Royce Funds	Royce Value Plus Invmt,
		Net Asset Value $12.04		2,803,098

	The American Funds Group	Growth Fund of America R5,
		Net Asset Value $28.68		6,462,415

	Third Avenue Funds	Third Avenue Value Instl,
		Net Asset Value $40.14		1,488,175

	Cohen and Steers	Cohen and Steers Realty Shares
		Net Asset Value $60.83		4,213,413

	Oppenheimer Funds	Oppenheimer Developing Markets Fund A,
		Net Asset Value $29.32		4,640,734
	Total Mutual Funds			59,171,529

	Schwab Funds	Schwab Stable Value Class S,
		Net Asset Value $20.09		12,897,320

*	Nexen Inc.	Nexen Inc. Stock Fund,
		(Nexen Inc. Stock, no par,
		Net Asset Value $15.91)		11,730,212

*	Notes receivable from participants	Interest Rates From 4.11% to 9.13%		831,569

	CSTC Cash Account	Cash		31,020

	Receivables	Employer contribution and other receivables		880
				$84,662,530

*	Indicates each identified person/entity known to be party-in-interest.

#	Historical cost information omitted as it is not required for participant-directed investments.

This supplemental schedule lists assets held for investment purposes at December 31, 2011, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  June 27, 2012

NEXEN 401(K) SAVINGS AND PENSION PLAN

By:	Nexen Petroleum U.S.A. Inc.

By:	/s/ Peter D. Addy
Peter D. Addy, President

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Consent of Weaver & Tidwell, L.L.P.